Exhibit 99.8
Appendix I Letter to shareholders holding their shares through Euroclear France S.A.
To shareholders of Gemalto N.V. holding their shares through Euroclear France S.A.

Date	May 4, 2007
Subject	Gemalto N.V. — Annual General Meeting of Shareholders
Ref.	Letter to shareholders
Dear Shareholder,
The Annual General Meeting of Shareholders of Gemalto N.V. (“Gemalto”) is to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007.
Registration will take place between 9.30 a.m. and 10.15 a.m. CET.
The agenda for the meeting includes the following items:
1.	Opening and announcements

2.	Annual Report 2006

3.	Adoption of the 2006 Financial Statements (Resolution)

4.	Dividend policy and allocation of 2006 results

5.	Discharge of Board members for the fulfilment of their duties during the past financial year
a. Discharge of the Chief Executive Officer and the Executive Chairman (Resolution)
b. Discharge of the non-executive Board members (Resolution)
6.	Remuneration of the executive Board members
a. 2006 grant of options to the Chief Executive Officer and the Executive Chairman (Resolution)
b. Amendment of the Remuneration Policy for the Chief Executive Officer (and the Executive Chairman) (Resolution)
c. Confirmation of 2005 option grant to the Chief Executive Officer (Resolution)
7.	Remuneration of the non-executive Board members
a. Grant of one time additional remuneration to non-executive Board members (Resolution)
b. Remuneration of the members of the newly created Strategy and M&A Committee (Resolution)
c. Amendment of the remuneration structure of the non-executive Board members (Resolution)
8.	Employees incentive plans
a. Amendment of the Global Equity Incentive Plan, including the Sub-Plans (Resolution)
b. Amendment of the Global Employee Share Purchase Plan, including the Sub-Plans (Resolution)
c. Adoption of the 2006 Stock Option Plan regarding the exchange of Gemplus options (Resolution)
9.	Reappointment of non-executive Board members
a. Reappointment of Mr. Michel Soublin until the close of the AGM of 2011 (Resolution)
b. Reappointment of Mr. Alex Mandl until the close of the AGM of 2011 (Resolution)
c. Reappointment of Mr. John de Wit until the close of the AGM of 2011 (Resolution)

10.	Set the maximum number of Board members at eleven (Resolution)

11.	Amendment of the Articles of Association of the Company (Resolution)

12.	Renewal of authorization of the Board to repurchase shares in the Company (Resolution)

13.	Reappointment of PricewaterhouseCoopers Accountants N.V. as external auditor for the financial year 2007 (Resolution)

14.	Questions
Adjournment
You hold your shares through Euroclear France S.A., and those shares are included in Gemalto’s shareholders’ register, which is being kept by Gemalto’s registrar, Netherlands Management Company B.V. (“NMC”), in the name of Euroclear France S.A.
The Board has decided that persons entitled to attend and cast votes at the Annual General Meeting of Shareholders on May 22, 2007, will be those who were recorded as having such rights on May 16, 2007 (the “Record Date”) in a register designated for this purpose by the Board, regardless whether they are shareholders at the time of the Annual General Meeting of Shareholders.
This means that you need to own your shares on the Record Date, but you do not need to block your shares from the Record Date until the Annual General Meeting of Shareholders.
If you wish to attend the Annual General Meeting of Shareholders and exercise your voting right(s), or if you wish to appoint a representative, you must complete and sign Appendix II (Request for power of attorney) in order to obtain a power of attorney issued by Euroclear France S.A. for the Annual General Meeting of Shareholders. Using this power of attorney, you or your representative will be able to attend the Annual General Meeting of Shareholders and exercise the voting right(s) attached to your shares.
If you are unable to attend the Annual General Meeting of Shareholders, you may give Euroclear France S.A. voting instructions for the Annual General Meeting of Shareholders. In this case, you must provide your voting instructions by completing and signing Appendix III (Voting instructions form).
In all cases, your entitlement to attend and cast vote(s) at the Annual General Meeting of Shareholders on May 22, 2007 will be conditional upon your ownership of shares on the Record Date, which is May 16, 2007.
Appendices II or III must be received by your intermediary (not by Euroclear France S.A.) on the Record Date at the latest.
You may also transfer your shares in your own name in order to get registered directly in Gemalto’s shareholders’ register kept in Amsterdam by Gemalto’s registrar, NMC. If you wish to do so, you should contact NMC. Any forms to be filled in and any required documentation must be received by NMC on May 15, 2007, 17:00 hrs CET at the latest.
Contact details of NMC are:
Visiting address: Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, the Netherlands
P.O. Box 75215, 1070 AE Amsterdam, the Netherlands
Tel: +31 20 57 57 124
Fax +31 20 42 06 190

Email: registrar.and.shareholder.services@tmf-group.com
The contact person at NMC is Ms. Saskia Engel (English speaking) or Ms. Juliette Hunt (French speaking).
SUMMARY
If you wish to attend the Annual General Meeting of Shareholders and vote your shares in person at the meeting, or if you wish to appoint your representative, you must ensure that your intermediary is in possession of Appendix II, duly completed, on May 16, 2007 at the latest. Do not complete Appendix III.
If you do not wish to attend the Annual General Meeting of Shareholders, but do wish to notify Euroclear France S.A. of your voting instructions, please ensure that your intermediary is in possession of Appendix III, duly completed, on May 16, 2007 at the latest. Do not complete Appendix II.
In both cases you must hold your shares on May 16, 2007, but your shares do not need to be blocked until the Annual General Meeting of Shareholders.
The agenda, including the explanatory notes, copies of Gemalto’s 2006 Annual Report (including Gemalto’s 2006 Financial Statements), information on the persons proposed for reappointment to the Board, the full text of the proposed Remuneration Policy, as well as the Dutch text of the proposed amendments to Gemalto’s Articles of Association and an unofficial English translation thereof, are available, free of charge, at Gemalto’s head office (Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands) and at the offices of Axalto International S.A.S. (6, rue de la Verrerie, 92190 Meudon, France) and are published on Gemalto’s website (www.gemalto.com).
Thank you for your attention in this matter.
Yours truly,
For Gemalto N.V.
Netherlands Management Company B.V.
Registrar

Appendix II REQUEST FOR POWER OF ATTORNEY
YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GEMALTO N.V.
This form must be received by your intermediary by the Record Date, which is May 16, 2007, at the latest
Mr./Mrs./Miss                                will attend the Annual General Meeting of Shareholders of Gemalto N.V., to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER (shareholder owning shares through Euroclear France S.A.)
ACCOUNT NUMBER WITH THE ACCOUNT HOLDER OR INTERMEDIARY
NUMBER OF SHARES OF GEMALTO N.V. FOR WHICH THE REQUEST IS MADE
NAME AND ADDRESS OF THE ACCOUNT HOLDER
CONTACT TELEPHONE NUMBER OF THE INTERMEDIARY (to be completed by your intermediary)
I will not be attending the meeting and wish to be represented by:

The undersigned hereby requests Euroclear France S.A. to issue a power of attorney in order to vote on behalf of Euroclear France S.A., for the number of Gemalto N.V. shares that the undersigned is entitled to.
The undersigned hereby undertakes to hold his/her shares on the Record Date, which is May 16, 2007.
(Your shares do not need to be blocked until the Annual General Meeting of Shareholders)
Executed at                                             on                                            2007

Signature

Appendix III VOTING INSTRUCTIONS FORM
YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GEMALTO N.V. AND IF YOU WISH TO INFORM EUROCLEAR FRANCE S.A. OF YOUR VOTING INSTRUCTIONS.
This form must be received by your intermediary by the Record Date, which is May 16, 2007, at the latest
EUROCLEAR FRANCE S.A. WILL EXECUTE THESE VOTING INSTRUCTIONS AS DIRECTED.
IF NO DIRECTION IS MADE, EUROCLEAR FRANCE S.A. WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF GEMALTO N.V., WHICH RECOMMENDS A VOTE IN FAVOUR OF EACH OF THE PROPOSALS LISTED BELOW
Mr./Mrs./Miss                               will not attend the Annual General Meeting of Shareholders of Gemalto N.V., to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER (shareholder owning shares through Euroclear France S.A.)
ACCOUNT NUMBER WITH THE ACCOUNT HOLDER OR INTERMEDIARY
NUMBER OF SHARES OF GEMALTO N.V. FOR WHICH THE VOTING INSTRUCTIONS ARE GIVEN
NAME AND ADDRESS OF THE ACCOUNT HOLDER
CONTACT TELEPHONE NUMBER OF THE INTERMEDIARY (to be completed by your intermediary)

The undersigned hereby authorises Euroclear France S.A. to exercise the voting instructions on behalf of the undersigned in respect of the shares mentioned above and as regards the following items on the agenda of the Annual General Meeting of Shareholders:
Item 3: Adoption of the 2006 Financial Statements

In favour
No. of shares:

Against

Abstention

Item 5a:	Discharge of the Chief Executive Officer and the Executive Chairman for the fulfilment of their duties during the past financial year

In favour
No. of shares:

Against

Abstention

Item 5b:	Discharge of the non-executive Board members for the fulfilment of their duties during the past financial year

In favour
No. of shares:

Against

Abstention

Item 6a:	2006 grant of options to the Chief Executive Officer and the Executive Chairman

In favour
No. of shares:

Against

Abstention

Item 6b:	Amendment of the Remuneration Policy for the Chief Executive Officer (and the Executive Chairman)

In favour
No. of shares:

Against

Abstention

Item 6c:	Confirmation of 2005 option grant to the Chief Executive Officer

In favour
No. of shares:

Against

Abstention

Item 7a:	Grant of one time additional remuneration to non-executive Board members

In favour
No. of shares:

Against

Abstention

Item 7b: Remuneration of the members of the newly created Strategy and M&A Committee

In favour
No. of shares:

Against

Abstention

Item 7c: Amendment of the remuneration structure of the non-executive Board members

In favour
No. of shares:

Against

Abstention

Item 8a: Amendment of the Global Equity Incentive Plan, including the Sub-Plans

In favour
No. of shares:

Against

Abstention

Item 8b: Amendment of the Global Employee Share Purchase Plan, including the Sub-Plans

In favour
No. of shares:

Against

Abstention

Item 8c: Adoption of the 2006 Stock Option Plan regarding the exchange of Gemplus options

In favour
No. of shares:

Against

Abstention

Item 9a: Reappointment of Mr. Michel Soublin as a non-executive Board member until the close of the AGM of 2011

In favour
No. of shares:

Against

Abstention

Item 9b: Reappointment of Mr. Alex Mandl as a non-executive Board member until the close of the AGM of 2011

In favour
No. of shares:

Against

Abstention

Item 9c: Reappointment of Mr. John de Wit as a non-executive Board member until the close of the AGM of 2011

In favour
No. of shares:

Against

Abstention

Item 10: Set the maximum number of Board members at eleven

In favour
No. of shares:

Against

Abstention

Item 11: Amendment of the Articles of Association of Gemalto N.V.

In favour
No. of shares:

Against

Abstention

Item 12: Renewal of authorization of the Board to repurchase shares in Gemalto N.V.

In favour
No. of shares:

Against

Abstention

Item 13: Reappointment of PricewaterhouseCoopers N.V. as external auditor for the financial year 2007

In favour
No. of shares:

Against

Abstention

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is May 16, 2007.
(Your shares do not need to be blocked until the Annual General Meeting of Shareholders)
Executed at                    on                    2007

Signature